Faegre Baker Daniels LLP

600 East 96th Street, Suite 600

Indianapolis, Indiana 46240

Phone +1 317 569 9600

Fax +1 317 569 4800

October 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Endocyte, Inc. Registration Statement on Form S-3 Filing

Ladies and Gentlemen:

Our client, Endocyte, Inc. (the “Company”), is filing a Registration Statement on Form S-3 for the registration under the Securities Act of 1933, as amended, with respect to: (a) for issue and sale by the Company from time to time of $150,000,000 of shares of common stock, shares of preferred stock, senior debt securities, subordinated debt securities,  warrants, rights and units; and (b) for resale from time to time by certain stockholders of Company of up to: (i) 5,278,000 shares of common stock and (ii) 722,000 shares of common stock issuable upon the exercise of an outstanding warrant.

The Company also has pending two confidential treatment requests, one of which was originally submitted to the Securities and Exchange Commission (the “SEC”) on August 9, 2017 and has been subject to correspondence with the Staff of the SEC (CF #35409), and the other of which was submitted to the SEC on October 3, 2017.

Please feel free to call the undersigned at 317-569-4887 with respect to any matters relating the Registration Statement.

Very truly yours,

FAEGRE BAKER DANIELS LLP

/s/ Christine G. Long

Christine G. Long